

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Colin Broom
Chief Executive Officer
Nabriva Therapeutics AG
Leberstrasse 20
1110 Vienna, Austria

> **Re:** **Nabriva Therapeutics AG**
> **Registration Statement on Form F-1**
> **Filed June 18, 2015**
> **File No. 333-205073**

Dear Mr. Broom:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Index to Consolidated Financial Statements

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss), page F-2

1.  Please refer to the line items, "Financial income" and "Financial expenses." For 2015, it does not appear that financial income of €6,154 and financial expenses of €12,124 reconcile to Note 6, Financial income and expenses, on page F-10. Please revise or advise. Additionally, please reconcile the €5.1 million benefit discussion on page 68 to the applicable line items in Note 6.

Note 2.1 Basis of Preparation, page F-6

2.  Please state that the interim financial statements include all adjustments, in the opinion of management, necessary to present fairly the financial statements or tell us why such statement is not required.

Consolidated Statements of Comprehensive Income(Loss), page F-18

3.     We note your response to comment 25, including your statement that Forest Laboratories provided a "$25 million loan to advance the capabilities of the Company's research and development activities and was repayable only in the event that Forest Laboratories exercised its option to purchase the Company." Based on the terms of the arrangement, please tell us what Forest's purchase price would have been, had it exercised the option to purchase the Company and if that purchase price and your repayment of the $25 million loan could be net-settled.

Forest Stock Purchase Agreement, page F-36

4.     We note your response to comment 26. Please address the following comments.

- Whether the $25 million puttable instrument has the features described in paragraphs 16A and 16B of IAS 32 and could be deemed equity.
- Whether there were any restrictions on the use of the $25 million loan.
- What rights and obligations the counterparties had with respect to R&D activities during the 12-month period following the execution of the agreement.

24.  Other Financial Liabilities, page F-56

5.     We note your response to comment 28. To enable your investors to better understand the nature and extent of share−based payment arrangements that existed during the period, please disclose the number and weighted average exercise prices of share options for each group of options as set forth in paragraphs 45-47 of IFRS 2. Further disclose the number of preferred shares A or B that Kreos Capital IV and other lenders would have received upon exercise of the call options based on the applicable preferred share price for the most recently completed financing round as of the balance sheet date.

Exhibit 8.1 - Form of Tax Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

6.     It appears that counsel will only be opining that the referenced tax disclosure is a fair summary of the U.S. federal tax consequences to U.S. holders of the acquisition, ownership and disposition of the ADSs and of the Shares. Since counsel will not be opining on these material U.S. federal tax consequences itself but on the accuracy of the disclosure, please revise your disclosure to make this clear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc:     Ralf Schmid
        Nabriva Therapeutics AG

        Brian A. Johnson
        Wilmer Cutler Pickering Hale and Dorr LLP